February 5, 2007

By EDGAR

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549
Attention:	Adam Phippen William Thompson Kurt Murao Peggy Kim H. Christopher Owings
Re:	Rafaella Apparel Group, Inc. Registration Statement on Form S-4 Filed November 1, 2006 File No. 333-138342

Ladies and Gentlemen:

        On behalf of Rafaella Apparel Group, Inc. (the "Registrant"), we have filed simultaneously by EDGAR Amendment No. 2 to the above-referenced Registration Statement ("Amendment No. 1") addressing comments contained in the Comment Letter (as defined below).

        This letter is in response to the comments of the Staff set forth in its letter dated January 19, 2007, concerning the Registration Statement (the "Comment Letter"). For the convenience of the Staff, we have repeated each of the Staff's comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

        Our responses to the Staff's comments set forth in the Comment Letter dated January 19, 2007 are as follows:

Risk Factors, page 10

Any Holder that is a broker-dealer that exchanges its Old Notes....page 16

1.
We note that in response to comment 12 in our letter dated November 28, 2006, you revised the heading of this risk factor to make it applicable to broker-dealers that exchange their old notes for new notes held for their own account. The discussion paragraph, however, appears to concern any holder that exchanges old notes for the purpose of participating in a distribution of the new notes. Please revise to reconcile or advise.

We have revised the disclosure on page 16, as requested by the Staff.

Industry and Market Information, page 24

2.
We note your response to comment 5 in our letter dated November 28, 2006, and reissue the comment. In this regard, we note your continued representation that you have not independently verified and do not guarantee the accuracy of some of the information in the prospectus.

We have deleted this paragraph on page 24, as requested by the Staff.

Management's Discussion and Analysis of Financial Condition....page 32

Liquidity and Capital Resources, page 42

3.
Please disclose why accrued expenses and other current liabilities increased significantly in the quarterly period ended September 30, 2006 in your discussion of cash flows from operating activities on page 44.

We have revised the discussion of cash flows from operating activities on page 44 to include why accrued expenses and other current liabilities increased during the three-month period ended September 30, 2006, as requested by the Staff.

The Exchange Offer, page 48

Terms of the Exchange Offer, page 48

4.
We note your response to comment 16 in our letter dated November 28, 2006. It appears, however, that your disclosure in the first paragraph on page 49 continues to state that if "[a]ny tendered Old Notes are not accepted for exchange...those unaccepted Old Notes will be returned...as promptly as practicable after the expiration of the offer." Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly," as opposed to "promptly as practicable," upon expiration or termination of the offer, as applicable. Please revise accordingly.

We have revised this disclosure on page 49, as requested by the Staff.

Management, page 66

Equity Incentive Plan, page 73

5.
It appears that your description of the amounts payable upon the exercise of your repurchase rights differs from the provisions of the equity incentive plan filed as Exhibit 10.11. Please revise or advise us.

We have revised the disclosure on page 73 to more accurately describe the amounts payable upon the exercise of the Company's repurchase rights, as requested by the Staff.

Security Ownership of Certain Beneficial Owners and Management, page 74

6.
We note your response to comment 23 in our letter dated November 28, 2006. Please also include Acquisition Co. in the beneficial ownership table.

We have revised the beneficial ownership table, as requested by the Staff.

Audited Financial Statements

Note 12. Concentration of Credit Risk and Major Customers, page F-23

7.
We reviewed the revisions to your disclosure in response to comment 33 from our letter dated November 28, 2006. Please revise to disclose the dollar amounts of sales to each customer that accounted for 10% or more of consolidated sales for each period presented. Please refer to paragraph 39 of SFAS 131. Please similarly revise your disclosure in Note 5 to your interim financial statements on page F-37.

We have revised the annual and interim disclosures of the Company to include dollar amounts of sales to each customer that accounted for 10% or more of consolidated sales for each period presented, as requested by the Staff.

Interim Financial Statements

8.
Please revise the chronological order of the columns in the condensed consolidated balance sheets, statements of operations and statements of cash flows and related notes so they are consistent with the rest of the filing. Refer to SAB Topic 11:E.

We have revised the chronological order of the columns, as requested by the Staff.

Note 2. Stock-Based Compensation, page F-34

9.
Please tell us whether you accounted for the stock options formally granted during the three months ended September 30, 2006 in accordance with SFAS 123 or SFAS 123R and why. In this regard, tell us how you determined the grant dates and why the grant dates comply with SFAS 123 or SFAS 123R as applicable. Also, we note your disclosure on page 38 that subsequent to the adoption of SFAS 123R volatility assumptions were based on the average volatilities of other similar public entities. Please disclose the effect of the change from applying the original provisions of SFAS 123 on income, cash flow from operations and financing activities and basic and diluted earnings per share. In doing so, please clarify your disclosures regarding the accounting treatment of the stock options formally granted during the three months ended September 30, 2006. Please refer to the definition of grant date in Appendix E of SFAS 123 and SFAS 123R and to paragraph 84 of SFAS 123R. In addition, please tell us the per share fair value of your common stock used in estimating the fair value of stock options and how you determined the fair value.

        We have reviewed the Staff's comments with respect to the disclosures and related accounting treatment of the Company's Equity Incentive Plan (the "Plan") under SFAS 123 and SFAS 123R. We have enhanced Note 2 to our interim condensed consolidated financial statements for the period ended September 30, 2006. We believe the enhanced disclosures address the Staff's comments with respect to the grant dates of the stock option awards, the application of SFAS 123 and SFAS 123R, the use of volatility assumptions, and related disclosures. For your convenience, a copy of the revised Note 2 is presented below. Following the note is our response to the Staff's comment with respect to the per share fair value of our common stock used in estimating the fair value of the stock option grants awarded under the Plan.

Note 2 to Interim Financial Statements:

2.     Stock-Based Compensation

          The Rafaella Apparel Group, Inc. Equity Incentive Plan (the "Plan") provides for the issuance of stock option and restricted stock-based compensation awards to senior management, other key employees, and consultants to the Company. The Company has reserved 1,111,111 shares of common stock for issuance pursuant to the terms of the Plan. While the terms of individual awards may vary, employee stock options granted to-date vest in annual increments of 25% over the first four years of the grant, expire no later than ten years after the grant date, and have an exercise price of $5.33 per share.

          Under the Plan, unvested awards become immediately vested upon the occurrence of a Liquidity Event. A Liquidity Event, as defined in the Plan, is (i) a change in control, (ii) the sale, transfer or other disposition of all or substantially all of the business and assets, (iii) the consummation of an initial public offering, or (iv) the dissolution or liquidation of the Company. Common stock acquired through the exercise of stock option grants or vesting of restricted stock issued under the Plan may not be sold, disposed of or otherwise transferred by a participant of the Plan prior to a Liquidity Event without the consent of Cerberus Capital Management, L.P. ("Cerberus"), a shareholder of the Company.

          Under the Plan, prior to a Liquidity Event, the Company has the right, but not the obligation, to purchase from a participant and to cause the participant to sell to the Company, common stock acquired through the exercise of stock option grants or vesting of restricted stock issued following the participant's (i) death, (ii) termination of employment with the Company as a result of disability, (iii) termination of employment by the Company without cause, (iv) termination of employment by the Company for cause, or (v) termination of employment with the Company for any other reason. The purchase price for shares under clauses (i), (ii), or (iii) above is the greater of (a) the purchase price paid for such shares by the participant and (b) the fair market value of such shares. The purchase price for shares under clauses (iv) and (v) above is the lesser of (a) the purchase price, if any, paid for such shares by the participant, or if no price was paid, one dollar ($1.00) and (b) 50% of the fair market value of such shares. If at any time after an initial public offering, a participant's employment or relationship is terminated for cause, the Company has the right, but not the obligation, to purchase from the participant and to cause the participant to sell to the Company, all common stock acquired through the exercise of stock option grants or vesting of restricted stock issued for the same purchase price as that of clauses (iv) and (v) above. In the event that the Company does not exercise its repurchase rights above, Cerberus may also elect to repurchase the shares under the same terms and conditions.

          Effective July 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payments" ("SFAS 123R"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123R is supplemented by the SEC Staff's views regarding the interaction between SFAS 123R and certain SEC rules and regulations including the valuation of share-based payment arrangements. The Company has followed the prospective method of transition; accordingly, prior periods have not been retroactively adjusted. Prior to adopting SFAS 123R, the Company previously applied the recognition and measurement principles of SFAS 123 using the minimum value method. Accordingly, the Company will continue to amortize compensation costs under the minimum value method for stock options accounted for prior to the effective date of SFAS 123R. There was no effect from the change of applying the original provisions of SFAS 123 to the Company's results of operations and cash flows for the three-month period ended September 30, 2006, as a result of the Company's adoption of SFAS 123R, effective July 1, 2006.

          Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard. The Company will continue to use the Black-Scholes model, the option-pricing model used under SFAS 123 and permissible under SFAS 123R, which requires the input of subjective assumptions. These assumptions include estimating the length of time participants will retain their vested stock options before exercising them and the estimated volatility of the Company's common stock price over the expected term. Under SFAS 123, the Company accounted for employee stock option awards using the minimum value method, which excludes volatility in determining the fair value of a stock option under the Black-Scholes option-pricing model. However, for stock option awards granted to a consultant, pursuant to an agreement entered into in April 2006, the Company used volatility assumptions based on the average volatilities of other public entities determined to be similar to the Company. The Company, in determining those entities, considered characteristics such as industry, stage of life cycle, size, and financial leverage. As a result of the Company's adoption of SFAS 123R, the Company is no longer permitted to use the minimum value method. Effective July 1, 2006, the Company utilizes the Black-Scholes option-pricing model with volatility assumptions developed similarly to those used to value the stock options granted to the consultant. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related amount recognized in the consolidated statement of operations.

          At June 30, 2006, 916,666 stock options were outstanding pursuant to formal stock option grants or committed pursuant to contractual obligations of the Company. During October 2006, the Company formally granted 777,777 stock options, which included 666,666 stock options the Company was committed to issue pursuant to contractual obligations at June 30, 2006 and an additional 111,111 stock options pursuant to an employment agreement for which service commenced in August 2006. Other than the August 2006 stock option award, there were no other stock option grants, exercises or forfeitures during the three-month period ended September 30, 2006. Accordingly, at September 30, 2006, 1,027,777 options to purchase a total of 1,027,777 shares of common stock of the Company at $5.33 per share were outstanding pursuant to formal stock option grants or contractual commitments of the Company. At September 30, 2006, 62,500 options were vested and exercisable. Of the outstanding and unvested options, 340,278 vest within the next year and 624,999 vest over a four year period. The stock options have a weighted average exercise price of $5.33 per share and a weighted average remaining contractual life of 9.4 years.

          Each of the individuals who were formally granted stock option awards during October 2006 entered into contractual agreements with the Company, which included equity grants under the provisions of the Company's Plan. As a mutual understanding of the terms of the awards existed and there was no performance criteria necessary to receive the grants other than to enter into such contractual agreements with the Company, grant dates were determined based upon the effective date of each of the respective agreements. Accordingly, except for the August 2006 stock option award, the Company has accounted for each of the stock option awards granted during the year ended June 30, 2006 in accordance with SFAS 123. The August 2006 stock option award was accounted for as a grant during the three-month period ended September 30, 2006 under SFAS 123R. As of September 30, 2006, common stock that could be acquired through the exercise of 472,222 stock options are subject to the call right provisions described above. Subsequent to a Liquidity Event, the call right provisions lapse, except for employees terminated for cause. As a result of the call right provisions, the stock option awards do not substantively vest prior to the occurrence of a Liquidity Event. Accordingly, stock-based compensation expense will not be recognized until it is probable that a Liquidity Event will occur. As of September 30, 2006, it was not probable that a Liquidity Event will occur. Unrecognized compensation costs related to these options approximated $240,000 at September 30, 2006.

          The Company recorded compensation expense related to 555,555 stock options, not subject to the call right provisions described above, of approximately $89,000 during the three-month period ended September 30, 2006. As of September 30, 2006, there was an additional $218,000 of unrecognized compensation cost related to these options, which will be recognized ratably as compensation expense over a weighted average period of 3.5 years.

          The following assumptions were used to estimate the fair value of the stock options granted under the Black-Scholes option-pricing model under SFAS 123 and SFAS 123R:

	SFAS 123	SFAS 123R
Dividend yield	0%	0%
Expected volatility	0.0% (employee), 50% (non-employee)	50%
Risk-free interest rate	Range of 3.86% to 4.82%	4.92%
Expected life	5 Years	5 Years
Weighted average fair value of options granted	$0.36	$1.93

Per Share Fair Value:

        The Company used a per common share value of $4.40 in estimating the fair value of the stock option grants awarded under the Plan. The value used is consistent with the June 20, 2005 per common share value determined by management, after consideration of a valuation report. June 20, 2005 is the date of the Acquisition Transactions, as further discussed within the Company's Registration Statement on Form S-4. The Company believes that the June 20, 2005 per common share value of $4.40 was reasonable in estimating the fair value of the stock option awards due to the following factors at the time of the grants:

  •
  The Company's performance during the year ended June 30, 2006 was not meeting the original projections used to value the Company at the time of its acquisition (June 20, 2005) as the Company was negatively impacted by a number of industry factors, including the merger of May Department Stores Company and Federated Department Stores, Inc.;

  •
  During the year ended June 30, 2006, the Company began to implement a revised multi-year business strategy to bring the Company's results from operations back in line with its original projections. This strategy included significant changes to management of the Company. Within less than a year of June 20, 2005, the Company hired a new Chief Executive Officer; and

  •
  Progress being made in partially offsetting the loss of revenue due to the aforementioned Federated merger with sales to new customers and increased sales to certain existing customers resulting from the revisions made to the Company's strategic plan discussed above.

        Based on the above factors, the Company believes that the per common share value of $4.40, the price of the June 20, 2005 Company common share valuation, is a reasonable estimate of its fair value in estimating the fair value of the stock option awards.

10.
Based on the provisions of your equity incentive plan filed as Exhibit 10.11 it appears that options vest upon the consummation of an initial public offering. Also, it appears that your call rights do not lapse upon the consummation of an initial public offering. Please revise or advise.

We have revised the disclosure in Note 2 to include significant terms and provisions associated with the call rights of the Company's Plan, as requested by the Staff.

11.
Please revise to disclose the weighted-average grant date fair value for non-vested stock options at the beginning and end of the period and for options vested during the period. Please also disclose the aggregate intrinsic value of stock options outstanding at the end of the period. Refer to paragraph A240 of SFAS 123R.

The Company has reviewed the minimum disclosure requirements of paragraph A240 of SFAS 123R. The Company believes that Note 2, as enhanced, meets the minimum disclosure requirements, including the stock option number and weighted-average exercise price disclosure requirements of paragraph A240b(1). Additionally, as the Company has only issued stock option awards under its Plan, the Company believes that the disclosure requirements of paragraph A240b(2) are presently not applicable. Finally, as the Company does not have any publicly traded equity securities, the Company believes that it would be considered a nonpublic company for purposes of applying SFAS 123R. Accordingly, the aggregate intrinsic value disclosures required by paragraph A240d (as amended by FASB Staff Position FSP No. FAS 123(R)-6: Technical Corrections of FASB Statement No. 123(R)) are not required.

Part II. Information Not Required in the Prospectus, page II-1

Undertakings, page II-4

12.
We note your response to comment 34 in our letter dated November 28, 2006. In your next amendment, please revise to include the undertakings in Item 512(h) of Regulation S-K.

We have revised this section to include such undertakings, as requested by the Staff.

Exhibits

13.
Please revise Exhibit 12.1 to include the most recent interim period as required by Item 503(d) of Regulation S-K.

We have revised Exhibit 12.1 to include the most recent interim period as required by Item 503(d) of Regulation S-K, as requested by the Staff.

        Amendment No. 2 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 2 to the Registration Statement.

*        *        *        *        *

Very truly yours,
/s/ KIMBERLY M. MONROE Kimberly M. Monroe, Esq.
CC:	Chad Spooner Rafaella Apparel Group, Inc. Chief Financial Officer
Lance Arneson Rafaella Apparel Group, Inc. Controller
Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP
David E. Rosewater, Esq. Schulte Roth & Zabel LLP